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Securian Financial Group, Inc.
400 Robert Street North
St. Paul, MN 55101-2098
www.securian.com
651.665.3500

                                                                [SECURIAN LOGO]

September 17, 2014


Securities and Exchange Commission                                    VIA EDGAR
Division of Investment Management
Office of Insurance Products
100 F Street NE
Washington, DC 20549-4644

Re:  Minnesota Life Insurance Company
     Minnesota Life Individual Variable Universal Life Account
     Post-Effective Amendment No. 4 to Registration Statement
     on Form N-6 (File Nos. 333-183590 and 811-22093
     -------------------------------------------------

Commissioners:

The accompanying post-effective amendment to the Registration Statement on Form N-6 for the above-referenced Minnesota Life Individual Variable Universal Life Account (the "Registrant") is being filed electronically with the Securities and Exchange Commission (the "Commission") pursuant to the Commission's EDGAR System. The amendment includes the addition of one new optional rider and is being filed pursuant to Rule 485(a) under the Securities Act of 1933
(the "1933 Act"). In that regard, the Registrant requests that this filing become effective on November 22, 2014.

Please do not hesitate to call the undersigned at (651) 665-4593 or Thomas Bisset at (202) 383-0118 if you have any questions or comments concerning the filing.

Sincerely,

/s/ Timothy E. Wuestenhagen

Timothy E. Wuestenhagen
Senior Counsel

cc: Thomas Bisset,
    Sutherland Asbill & Brennan LLP

TEW:tmy

Securian Financial Group provides financial security for individuals and businesses through its subsidiaries including Minnesota Life Insurance Company, Advantus Capital Management, Securian Financial Services and Securian Trust Company.